SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 0-20646

Caraustar Industries, Inc.

Employees’ Savings Plan

5000 Austell-Powder Springs Road

Suite 300

Austell, Georgia 30106

(Full title of the plan and the address of the plan)

Caraustar Industries, Inc.

5000 Austell-Powder Springs Road

Suite 300

Austell, Georgia 30106

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

Caraustar Industries, Inc.

Employees’ Savings Plan

Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008, Supplemental Schedule as of December 31, 2008, and Independent Auditors’ Report

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

Caraustar Industries, Inc. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Caraustar Industries, Inc. Employees’ Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements and supplemental schedule have been prepared assuming that the Plan will continue as a going concern. As discussed in Note 10 to the financial statements, on May 31, 2009 Caraustar Industries, Inc. (the “Plan Sponsor”) filed a petition for protection under Chapter 11 of the Federal Bankruptcy Code. The uncertainty regarding the Plan Sponsor’s ability to continue as a going concern raises substantial doubt about the Plan’s continuation. The Plan Sponsor’s plans concerning these matters are also described in Note 10. The financial statements and supplemental schedule do not include any adjustments that might result from this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia June 29, 2009

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS

CASH	$1,197	$1,175

PARTICIPANT-DIRECTED INVESTMENTS – At fair value	91,240,394	137,581,032

RECEIVABLES:
Participants contributions	—	210,269
Employer contributions	2,354,326	2,339,235
Other receivables	—	9,302

Total receivables	2,354,326	2,558,806

Total assets	93,595,917	140,141,013

LIABILITIES
Transfers payable	—	4,808,244
Excess contributions payable	—	2,878

Total liabilities	—	4,811,122

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	93,595,917	135,329,891

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	58,291	10,443

NET ASSETS AVAILABLE FOR BENEFITS	$93,654,208	$135,340,334

See notes to financial statements.

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:
Contributions:
Participant contributions	$8,617,004
Employer contributions	7,008,079
Rollovers from qualified plans	581,830

Total contributions	16,206,913

Dividends and interest	4,564,033

Total additions	20,770,946

DEDUCTIONS:
Benefits paid to participants	15,264,077
Net depreciation in fair value of investments	46,997,590
Deemed distributions of loans to participants	76,447
Administrative expenses	118,958

Total deductions	62,457,072

NET DECREASE	(41,686,126)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	135,340,334

End of year	$93,654,208

See notes to financial statements.

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	PLAN DESCRIPTION

The following description of the Caraustar Industries, Inc. Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan established by Caraustar Industries, Inc. (the “Company”) for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Administration — The Plan is administered by an Administrative Committee that is appointed by the Board of Directors of the Company. Fidelity Management Trust Company (the “Trustee”) serves as the Trustee for the Plan.

Contributions — Participation in the Plan is voluntary. Each year participants may contribute between 1% and 99% of their annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. Any employee, not subject to a collective bargaining agreement, who was hired on or after July 1, 2001 through March 31, 2006, and who satisfies the eligibility requirements, as defined by the Plan, will automatically have 2% of eligible compensation contributed to the Plan for each pay period, unless the employee notifies the Company that he or she does not want to contribute or wants to contribute a different amount. Employees not subject to a collective bargaining agreement, hired on or after April 1, 2006, and who are eligible to participate in the Plan and have not selected a particular withholding percentage will automatically have 3% of the eligible compensation withheld and contributed to the Plan instead of the previously required 2%. Participants subject to collective bargaining agreements receive benefits under the Plan based on their collective bargaining agreement.

The Company’s matching contribution is 100% of the participant’s total pretax deferral up to 3% of the participant’s annual compensation and an additional 50% of the participant’s total pretax deferral on the next 2% of the participant’s annual compensation for all employees not subject to a collective bargaining agreement and such match is immediately vested. Company match for employees subject to a collective bargaining agreement may be different due to the collectively bargained employees’ contract.

The Company is required to make employee retirement contributions to certain participant accounts, as defined, based on a percentage of a participant’s pensionable earnings and credited service, as defined, at the end of each year as shown below:

Years of Credited Service	Company Contribution
1–4	1.0% of pensionable earnings
5–9	2.0% of pensionable earnings
10–14	2.5% of pensionable earnings
15–19	3.0% of pensionable earnings
20–24	3.5% of pensionable earnings
25+	4.0% of pensionable earnings

Such retirement contributions were $2,255,431 for the year ended December 31, 2008.

Vesting — Participants are fully vested in their contributions and the earnings thereon. A participant’s Company matching contribution, not covered by safe harbor provisions, vest according to the following schedule:

Years of Service	Vested Interest
Less than one year	0%
One year, but less than two years	25
Two years, but less than three years	50
Three years, but less than four years	75
Four or more years	100

Participants covered by safe harbor provisions become immediately vested in Company safe harbor matching contributions. Participants become fully vested in employer retirement contributions after three years of credited service. There is no partial vesting.

Participants who reach retirement age, become disabled, or die become vested immediately in Company contributions.

Forfeited Accounts — Forfeited accounts are first used to reduce administrative expenses and then to reduce future Company contributions. The aggregate of the Forfeited accounts were $67,178 and $147,871 for the years ended December 31, 2008 and 2007, respectively. During the year ended December 31, 2008, employer contributions were reduced by $6,997 from forfeited nonvested accounts.

Benefit Payments — Upon termination of service due to death, disability, or retirement, a participant or the participant’s beneficiary may elect to receive an amount equal to the value of the participant’s vested balance in his or her account. The normal age of retirement is 65; however, a participant may receive benefit payments beginning at the age of 59- 1/2 without penalty. The form of payment is a lump-sum distribution or an annuity to be paid in monthly, quarterly, or annual installments over a period not to exceed 10 years. Participants may also elect to receive a distribution in-kind for amounts invested in Caraustar Industries, Inc. common stock.

A participant’s pretax contributions and the vested portion of the Company’s matching contributions may be withdrawn before retirement or termination of employment only under certain hardship conditions, as defined by the IRC.

Participant Accounts — Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and the Company’s contributions as well as the participant’s share of the Plan’s income (losses), benefit payments, and any related administrative expenses. Allocations of income (losses) and expenses are based on the participant’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options — Participants may direct their contributions and the Company’s contributions into various investment options, which include primarily Fidelity mutual funds, a Fidelity collective trust fund, and the Company’s common stock. Effective January 1, 2008, participants may no longer direct their contributions into the Company’s common stock. Participants may change their investment elections at any time.

Loans to Participants — A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions and are collateralized by the participant’s account balance. The maximum length of the loan is five years unless the loan is used to purchase a principal residence, in which case the length of the loan can be 30 years. The interest rate is the Prime rate, as published in The Wall Street Journal on the last business day in the month in which the loan is taken out, plus 1%. Interest rates on loans to participants ranged from 5.0% to 10.5% as of December 31, 2008. Loans are deemed distributed and recorded as such in the accompanying financial statements ninety days after a missed payment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a collective trust fund, and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and those such changes could materially affect the amounts reported in the financial statements.

Income Recognition — Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Investment Valuation — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest. Participant loans are valued at the outstanding loan balances, which approximates fair value.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

In accordance with Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

The Managed Income Portfolio (the “Fund”) is a collective trust fund sponsored by Fidelity Management Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but were not yet paid at December 31, 2008 and 2007.

Administrative Expenses — The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds, loan processing fees, and in service withdrawal fees.

Excess Contributions Payable— The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

New Accounting Pronouncements — The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements, as of the beginning of the year ended December 31, 2008 (see Note 3). FASB Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS

In accordance with FASB Statement No. 157, the Plan classifies its investments into one of the following three categories:

Level 1:	Securities valued using quoted market prices in active markets for identical assets

Level 2:	Securities not traded on an active market but for which observable market inputs are readily available

Level 3:	Securities valued based on significant unobservable inputs

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008:

	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Caraustar common stock	$393,233	$—	$—	$393,233
Mutual funds	84,037,088			84,037,088
Stable value fund		1,080,624		1,080,624
Participant loans			5,729,449	5,729,449

	$84,430,321	$1,080,624	$5,729,449	$91,240,394

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Participant Loans
Beginning balance — January 1, 2008	$5,858,278
Issuances of new loans, loan repayments — net	(128,829)

Ending balance — December 31, 2008	$5,729,449

4.	INVESTMENTS

The fair market values of plan assets that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007, are as follows (N/A signifies that the investment did not exceed the 5% reporting threshold in one of the years disclosed):

	2008		2007
	Shares	Fair Value	Shares	Fair Value
Victory Diversified Cl A Stock Fund	1,259,343	$14,029,078	1,415,288	$25,149,667
Fidelity Diversified International Fund	443,433	9,538,245	507,159	20,235,626
Fidelity Balanced Fund	NA	NA	405,486	7,951,589
Fidelity Retirement Money Market Fund	9,154,726	9,154,726	8,170,578	8,170,578
Fidelity Freedom 2020 Fund	782,173	7,860,838	628,107	9,930,369
Fidelity Freedom 2030 Fund	555,839	5,424,986	460,488	7,607,265
PIMCO Total Return Fund ADM Class	760,832	7,714,840	NA	NA

During the year ended December 31, 2008, the Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

Mutual Funds	$(44,512,625)
Caraustar Industries, Inc. common stock	(2,484,965)

Net depreciation in fair value of investments	$(46,997,590)

5.	FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by letter dated November 2, 2005, that the Plan and the related trust are designed in accordance with applicable regulations of the IRC. The Plan has been amended and restated since receiving the determination letter. The Company applied for a new determination letter in conjunction with the restated plan document. The Company and the administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The plan sponsor pays certain administrative fees on behalf of the Plan. Administrative fees paid by the plan sponsor were $87,701 and $49,500 for the years ended December 31, 2008 and 2007, respectively.

Certain of the Plan’s investments are shares of mutual funds managed by the Trustee or affiliates of the Trustee. Transactions related to such investments qualify as exempt party-in-interest transactions under ERISA. Fees paid by participants to an affiliate of the Trustee for recordkeeping services totaled $118,958 for the year ended December 31, 2008.

At December 31, 2008 and 2007, the Plan held 854,853 and 1,048,050 shares, respectively, of common stock of the Company with a fair value of $393,233 and $3,238,476, respectively, and cost basis of $8,302,669 and $10,139,284, respectively. During the year ended December 31, 2008, there were no dividends declared on such common stock.

7.	TRANSFER PAYABLE

Effective October 1, 2007 the Company completed the sale of its composite container and plastics businesses to the Sonoco Products Company. Effective October 1, 2007, the Plan was amended to allow for the transfer of the assets of the Plan, held in the accounts of participants who were involuntarily terminated by the Company on October 1, 2007, and immediately became employees of Sonoco Products Company, to the Sonoco Savings Plan. The transfer of those assets occurred on January 14, 2008. These assets were recorded as a transfer payable of $4,808,244 on December 31, 2007.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the terms of ERISA. In the event of Plan termination or partial termination, participants will become fully vested in their accounts.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for the years ended December 31, 2008 and 2007, per the financial statement to the Form 5500.

	2008	2007
Net assets available for benefits per the financial statements	$93,654,208	$135,340,334
Excess contributions not included on Form 5500	—	2,878
Adjustment from contract value to fair value for full benefit-responsive stable value fund	(58,291)	(10,443)

Total investments (current value column) per Form 5500 schedule of assets (held at end of year)	$93,595,917	$135,332,769

The following is a reconciliation of Net Increase per the financial statements to the Net Change per the 5500 for the year ended December 31, 2008.

2008
Net decrease per the financial statements	$(41,686,126)
2007 Excess contributions not included on Form 5500	(2,878)
2008 Adjustment from contract value to fair value for fully benefit-responsive stable value fund	(58,291)
2007 Adjustment from contract value to fair value for fully benefit-responsive stable value fund	10,443

Net change in assets available for benefits per the Form 5500	$(41,736,852)

10.	SUBSEQUENT EVENT

On May 31, 2009, the Company and certain of its direct and indirect subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the Northern District of Georgia seeking relief under the provisions of Chapter 11 of title 11 of the United States Bankruptcy Code and have been assigned Case Nos.: 09-73830, 09-73835 through 09-73837, 09-73839 through 09-73841, 09-73843 through 09-73851, 09-73853 through 09-73855 (the “Bankruptcy Proceedings”). The Bankruptcy Proceedings will be jointly administered under the caption In re: Caraustar Industries, Inc., et al., Case No.: 09-73830.

The accompanying financial statements and supplemental schedule have been prepared assuming that the Plan will continue as a going concern. The uncertainty regarding the Plan Sponsor’s ability to continue as a going concern raises substantial doubt about the Plan’s continuation. Should the Plan be fully terminated, the Plan would be liquidated subject to the provisions of ERISA. The financial statements and supplemental schedule do not include any adjustments that might result from this uncertainty.

At this time, the Company believes that the Bankruptcy Proceedings will have a minimal effect, if any, on the Plan. The Company has continued to fund the Plan and has received authorization from the Bankruptcy Court to continue to do so.

SUPPLEMENTAL SCHEDULE

(See Independent Auditors’ Report)

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par, or Maturity Value	(d) Cost	(e) Current Value
*	COMMON STOCK — Caraustar Industries, Inc.	Common stock, 854,853 shares	**	$393,233

*	Fidelity Money Market Trust	Fidelity Retirement Money Market Fund, 9,154,726 shares	**	9,154,726
	Fidelity Capital Trust	Fidelity Value Fund, 36,331 shares	**	1,448,165
*	Fidelity Investment Trust	Fidelity Diversified International Fund, 443,433 shares	**	9,538,245
*	Fidelity Investment Trust	Fidelity Managed Income Portfolio Fund, 1,138,915 shares	**	1,080,624
*	Fidelity Devonshire Trust	Fidelity Equity Income Fund, 73,290 shares	**	2,262,456
*	Victory Capital Management, Inc.	Victory Diversified Stock Fund, 1,259,343 shares	**	14,029,078
*	Fidelity Institutional Trust	Spartan U.S. Equity Index Fund, 70,840 shares	**	2,259,782
*	Fidelity Aberdeen Street Trust	Fidelity Freedom Income Fund, 136,669 shares	**	1,306,557
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2000 Fund, 70,446 shares	**	707,987
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2010 Fund, 392,973 shares	**	4,071,197
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2020 Fund, 782,173 shares	**	7,860,838
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2030 Fund, 555,839 shares	**	5,424,986
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2040 Fund, 492,244 shares	**	2,751,644
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2050 Fund, 67,594 shares	**	436,655
*	Fidelity Investment Trust	Fidelity Balanced Fund, 337,422 shares	**	4,426,974
*	Fidelity Commonwealth Trust	Fidelity Large Cap Stock Fund, 218,001 shares	**	2,184,374
*	Fidelity Commonwealth Trust	Fidelity Mid Cap Stock Fund, 207,816 shares	**	3,244,011
	Pacific Investment Management Company	PIMCO Total Return Fund 760,832 shares	**	7,714,840
	Ariel Funds	Morgan Stanley Small Company Growth — Class B, 66,827 shares	**	480,486
*	Fidelity Puritan Trust	Fidelity Low Priced Stock Fund, 126,242 shares	**	2,918,719
	American Beacon Fund	American Beacon International Equity Fund, 38,847 shares	**	482,869
	Allianz Fund	Allianz NFJ Small Cap Value Fund, 69,947 shares	**	1,332,499

*	PARTICIPANT LOANS — Various plan participants	Interest rates ranging from 5.0% to 10.5%, maturing in 1 to 360 months ***	**	5,729,449

		Total investments		$91,240,394

*	Indicates a party-in-interest.
**	Cost information is not required to be presented for participant-directed investments and therefore is not included.
***	Net of $67,178 in deemed loan distributions.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	/s/ Barry A. Smedstad
Date: June 29, 2009		Barry A. Smedstad Vice President and Chief Human Resources Officer

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of Deloitte & Touche LLP